Michael Francis

Akerman LLP

Las Olas Centre II, Suite 1600

350 East Las Olas Boulevard

Fort Lauderdale, FL  33301-2999

T: 305 982 5581

F: 954 463 2224

January 3, 2020

Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C.  20549

Re:	Red Violet, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 7, 2019

Form 10-Q for the Quarterly Period Ended September 30, 2019

Filed November 7, 2019

File No. 001-38407

Dear Ms. Collins:

This letter is submitted with respect to Red Violet, Inc.’s (the “Company”) response to the comment letter, dated December 20, 2019 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s filings referenced above.

Due to the recent holidays and our preparation for our fiscal year end, we request additional time to respond to the Comment Letter. We believe an extension, to January 13, 2020 would give us sufficient time to respond to the Comment Letter.

Please contact me at (305) 982-5581 if you have any questions.  Thank you in advance for your assistance.

Sincerely,

/s/ Michael Francis

Michael Francis

For the Firm

cc:Rebekah Lindsey, Staff Accountant

United States Securities and Exchange Commission

Derek Dubner, Chief Executive Officer

Red Violet, Inc.

Daniel MacLachlan, Chief Financial Officer

Red Violet, Inc.

Joshua Weingard, Esq. – Corporate Counsel

Red Violet, Inc.

Christina C. Russo, Esq.

akerman.com

Akerman LLP